SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2005

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2005	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Press release dated November 10, 2005.	4

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.

PRESS RELEASE

November 10, 2005

Eksportfinans ASA prices Global Strategic Benchmark transaction

Today, the Norwegian agency Eksportfinans ASA (rated Aaa/AA+/AAA) priced a 3-year USD 1 billion Global Strategic Benchmark transaction. It matures on December 15, 2008.

Citigroup, Deutsche Bank, Goldman Sachs acted as joint-lead managing underwriters for the transaction.

The issue was priced to yield 4.75% percent s.a. to investors, equivalent to a spread of 32 basis points over the current 3-year US Treasury benchmark, maturing November 2008.

The issue was broadly distributed, with 41 percent investors in USA, 24 percent in Asia, and 35 percent in Europe & Middle East.

In a statement, Eksportfinans’ President and CEO, Mr. Tor F. Johansen, commented: “We are extremely pleased with the strong following from US investors, and are very satisfied with having added another successful US$ 1 billion Global to our portfolio.”

The transaction was syndicated with the following banks acting as co-lead managers: BNP Paribas, CSFB, DrKW, Mizuho, Nomura, Nordea, MUFG, TD.

Eksportfinans is offering and selling these notes under its existing shelf registration statement on file with the Securities and Exchange Commission (SEC) in the United States of America. The notes will be documented under Eksportfinans’ US MTN Program.

The net proceeds of the offering will be used to finance new export credits from Eksportfinans, as well as new lending to the municipal sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS.

This transaction completes Eksportfinans’ funding programme for 2005. In 2006, Eksportfinans expects to borrow US$ 8 billion in the international capital markets.

A prospectus and prospectus supplement for the US MTN Program meeting the requirements of the US Securities Act of 1933 may be obtained from Eksportfinans ASA, Dronning Mauds gate 15, 0250 Oslo, tel. +47 22 01 22 00, fax: +47 22 01 22 02, e-mail: funding@eksportfinans.no.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. It is issued pursuant to Rule 134 under the US Securities Act of 1933. An offer, if any, of these securities will be made solely by means of the prospectus and prospectus supplement with respect to such offering.

Contact persons:
Søren Elbech, Deputy Director of Finance, Head of Capital Markets.
phone +47 93 25 35 61, mail soe@eksportfinans.no
Elise Lindbæk, Head of Information,
phone +47 22 01 22 64/+47 90 51 82 50, mail el@eksportfinans.no